[LETTERHEAD OF AMERICAN EXPRESS COMPANY]

                                                              April 5, 2007

BY EDGAR CORRESPONDENCE

Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549


         Re:      American Express Company
                  Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 6, 2006
                  File No. 1-07657

Dear Mr. Vaughn:

         We refer to the comment letter, dated March 29, 2007 (the "March 29th Comment Letter"), from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2005 of American Express Company (the "Company") filed with the Commission on March 6, 2006 (the "Form 10-K").

         We have set forth below the text of the comment contained in the March 29th Comment Letter, followed by the Company's response.

         Please be advised that the Company is requesting confidential treatment of portions of this letter in accordance with Rule 80(b) of the Securities and Exchange Commission. In addition, accompanying this letter is the Company's request under Commission Rule 83 for confidential treatment under the Freedom of Information Act ("FOIA"), a copy of which letter (without enclosures) is also being sent to the Commission's FOIA Officer.

                                   * * * * *

Financial Statements

1. WE NOTE YOUR RESPONSES TO COMMENT 2 IN YOUR MARCH 5, 2007 AND MARCH 23, 2007 LETTERS AND HAVE THE FOLLOWING COMMENTS:

   a. Based on your particular facts and circumstances as described in your letters, and consideration of the judgment management applied in this area, we do not object to your conclusion to aggregate the International Payment Services and Global Commercial Services segments pursuant to the guidance in paragraph 17 of SFAS 131 in your financial statements for the periods prior to and including December 31, 2006.

   b. We do not believe that the Travelers Checks and Prepaid Card Services, Global Network Services and International Banking Services segments meet all of the aggregation criteria in paragraph 17 of SFAS 131 to be aggregated with other operating segments. As a result, we believe these segments should be combined and disclosed in an "all other" category in accordance with paragraph 21 of SFAS 131. Based on your particular facts and circumstances as described in your letters and the consideration of the financial information and trend analysis provided, we will not object to you revising your presentation in future filings.


         The Company is seeking confidential treatment of its response to comments 1.a. and b. Please refer to Annex A to the confidential treatment request that accompanies this letter for the response to this comment.

                                   * * * * *

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes


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to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   * * * * *

         If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-640-5478.

                                               Very truly yours,

                                               /s/ Daniel T. Henry
                                               Daniel T. Henry
                                               Executive Vice President and
                                                acting Chief Financial Officer

cc:  Mr. Michael Volley
     Ms. Joan C. Amble



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